Exhibit 99.1

DisclosureStatement
ForwardLookingStatements
This release may containforward -lookingstatements within the meaning of the PrivatesecuritiesLitigationReform Act of 1995. Forwardlookingstatements are statements that are not historical facts. Such forward -lookingstatements, based upon the current beliefs and expectations of management, are subject to risks and uncertainties, which could cause actual results to differ from the forward -lookingstatements. The followingfactors,amongothers, could cause actual results to differ from those set forth in the forward -lookingstatements:businessconditions in China, changinginterpretations of generallyacceptedaccountingprinciples;outcomes of government reviews;inquiries and investigations and relatedlitigation;legislation or regulatoryenvironments,requirements or changesadverselyaffecting the businesses in which YuchengTechnologies is engagedfluctuations in customerdemand; management of rapid growth;intensity of competition from other IT providers;marketacceptance of new products;generaleconomicconditions;geopolitical events and regulatorychanges; as well as other relevant risks detailed in filings with the Securities and ExchangeCommission. The information set forth herein should be read in light of such risks. The company does not assume any obligation to update
the informationcontained in this press release or filings.

Yucheng Technologies Limited

Corporate Presentation

November 2007



Corporate Overview

Yucheng 宇信易诚

Market Data	◆ NASDAQ:YTEC ◆ Approximately 16.4MM shares outstanding
History	◆ Founded in 1999 ◆ Leading IT solutions and service provider to the Chinese banking industry
Operation	◆ Headquartered in Beijing, China ◆ Nationwide presence: with subsidiaries and regional sales offices in 10 cities
Customers	◆ Focused solely on Chinese banking industry ◆ 13 out of 15 largest banks, small-to-medium sized banks
Offerings	◆ Comprehensive suite of IT solutions and outsourced services: software & IT solutions, outsourced services, system integration
Headcount	◆ 1,500 employees nationwide
Financials	◆ 2007 financial guidance (non-GAAP): US$50-52mn in sales; US$9.3mn in net profit

Investment Highlights

- Fast Growing Chinese "Fintech" Market
- Market Leadership Position
- Diverse and Expanding Customer Base
- Experienced and Accomplished Executives and Board
- Strong Financial Performance
- Significant Growth Opportunities

Fast Growing Chinese Fintech Market



Total Assets of Banking Industry
(Unit: Trillion USD)
5.7
11.9
China
U.S.



Banking IT Solution Spending
(Unit: Million USD)
CAGR = 19.5%
792
1,937
2006
2011

- **China**
  - Overall economy growing at 10% annually
  - One of the highest saving rates in the world
  - 1.3 billion customers and a rising middle class
  - Shift toward consumption and service economy
- **China's banking sector**
  - Highly concentrated sector
    - Top five major banks with assets of 3 trillion USD, 55.2% of total Chinese banking assets
    - Top 16 banks have 71.4% of the total assets
    - About 35,000 banks in total
  - 1H'07, China's 13 listed banks posted strong growth of 65% in net profit
  - Increasing influence of foreign and domestic capital markets (IPOs) and introduction of strategic investors
  - Post-WTO increasing foreign competition
  - Increasing demand for third-party expertise to upgrade and improve support IT systems
- **External regulation requirements**
  - Need to comply with Basel II Accord by 2012 is a key driver of demand within China's "Fintech" sector

Source: *China Banking Regulatory Commission, FDIC, IDC China Banking IT Solution 2007-2011 Forecast & Analysis*

Fast Growing Chinese Fintech Market

yucheng
宇信易诚

Existing IT Service Support Infrastructure is Poor

Average waiting time for counter service at first-tier Chinese banks is ***85 minutes***

(source: *People's Daily* - 2007.04.02)


ATM



Root Causes:

- **Poor branch layout**
- **Minimal basic IT support infrastructure**
- **Too few customer service representatives**
- **Lack of alternative service channels:**
  - **Low web-banking penetration rate**
  - **Inadequate call center operations**

Fast Growing Chinese Fintech Market

Improvements in IT systems and practices is a strategic priority for banks to better serve their customers

	Bank of America	中国建设银行 China Construction Bank
*Market Cap. (USD)	187 Billion	319 Billion
*Revenue (USD)	74 Billion	19 Billion
Accounts	21 Million	200 Million
Call Center Seats	12,000	1,200
Call Center Seats per 10,000 accounts	5.70	0.06
e-Banking customer in percentage	71.0%	7.5%

Fintech opportunities at China Construction Bank: Call Centers, Electronic Banking

Source: *2006 annual report of CCB and BoA, Forbes: The Global 2000- March 29, 2007*
** Market Cap. as of Nov.21, 2007; Revenue of FY2006*

Market Leadership Position

Yucheng 宇信易诚

Established Brand Name and Recognition

- The first Fintech player from China listed on NASDAQ
- Numerous successful reference clients covering all leading local banks
- Enjoys premium pricing compared to local players

One-stop Shop for IT Services and Solutions

- IT consulting and solutions
- Software and platforms
- System integration
- Outsourced operations

Market Leadership

Strong R & D Capabilities

- Joint R&D lab with Tsinghua University
- Regional R&D centers in Zhuhai, Guangzhou, etc
- 14 software registrations and patents

Leading Position in Key Segments

- Online banking solutions
- Risk management solutions
- Core-banking system
- Call center solutions

Market Leadership Position

Yucheng has unique competitive advantages over both local and international players

	Yucheng	Global Competitors	Local Competitors
Local Brand Name	√ √ √	√ √	√
End-to-end Solution	√ √ √	√	√ √
Localized Offerings	√ √ √	√	√ √ √
Adequate Capital	√ √ √	√ √ √	√
Nationwide Presence	√ √	√ √	√
Focus on Banking	√ √ √	√	√

Market Leadership Position: Comprehensive Service Offerings

Yucheng 宇信易诚

A comprehensive suite of IT and outsourced services addressing IT needs of Chinese banks

Channel Management Solutions	Business Processing Solutions	Mgmt & Analytical Solutions	Outsourced Services
◆ Customer interaction and communication interface - Online banking - Call center - Teller - POS	◆ Transaction related Solutions - Core-banking (for small & medium banks) - Foreign exchange - Treasury - Intermediary business	◆ Mgmt and decision support systems - Risk Management - Performance measurement - Management accounting - Business intelligence - Management analytics	◆ Outsourced core banking operations - POS merchant-acquiring outsourced service

Chinese Tier Ⅰ & Tier Ⅱ banks, small-to-medium sized banks

Market Leadership Position:
Leadership in Key Segments

Yucheng 宇信易诚

Proprietary Online Banking Software and Solution

Unique Offering:

Multi-channel integration platform and web banking application software built on J2EE technology, providing banks with complete solution for web-banking applications, channel integration and management, which allows banks to better integrate and manage their internet banking platform.

Client:

ICBC ,CCB, Bank of Communications, Bank of Shanghai, Bank of Beijing, etc.

Market Position:

70% market share by number of users, 80% win rate in 2006

Case:

Client (Project Duration)	ICBC (2001-2003)	CCB (2005-2007)
Registered User No.	1.30M to 7.50M	3.5M to 15.0M
Transaction Volume (per Day)	0.02M to 1.00M	0.37M to 5.00M
Results	Higher customer retention; lower customer service costs	

Market Leadership Position:
Leadership in Key Segments

Yucheng 宇信易诚

Call Center Solution



Unique Offering:

A suite of call center solutions including IT and business consulting, solution implementation and customization services to Chinese banks

Client:

China Construction Bank (CCB), Huaxia Bank, Bank of Communications, Bank of Shanghai

Market Share: Approximately 19% of all call center seats built for banks

Case:

Project:	CCB Head Office Credit Card Call Center Upgrade Project
Project Duration:	2006-2007
Number of Call Center Seats:	240 to 1110
Daily Incoming Calls:	50,000 to 300,000

Market Leadership Position: Leadership in Key Segments

Yucheng 宇信易诚

Risk/performance Management Solution

Unique Offering:

A suite of consulting and implementation services in Risk/Performance Management, such as Asset and Liability Management, Funds Transfer Pricing, Market Risk Management, Profitability Analysis, Treasury and Derivatives pricing and STP processes, and other quantitative analysis.

Client:

CCB, ICBC, ABC, CMB, MSBC, CNCB, Huaxia Bank, China Industrial Bank, etc.

Market Position:

Local leader in risk management solutions

Case:

Client	Minsheng Bank
Project Duration	2004-2005
Project Scope	Consulting & implementation of asset-liability management solution
Results	Optimized the client's asset-liability structure, enhanced the client's management ability of interest rate risk, liquidity risk

Market Leadership Position:
Leadership in Key Segments

Yucheng 宇信易诚

POS Merchant-acquiring Outsourced Services

*** Chinese Bankcard & POS Market Overview:**

Debit/Credit Card Issuance:	1.1 billion/50.0 million
Nationwide POS Installation:	1,000,000
Annual POS Transaction Volume increase:	97%

Current Partner:	China Merchants Bank
	The biggest credit card issuer (market share: 30%)
POS Installed:	5,000 (Oct, 2007)
Sales Offices:	Nine sales offices throughout the country
Revenue Model:	Percentage sharing of transaction revenues deriving from installed POS



3-year Estimated POS Machine Accumulative Installation
7,000
20,000
50,000
2007
2008
2009



3-year Estimated POS Business Operating Cities
10
20
40
2007
2008
2009

**Source: China Payment System Development Report – the People's Bank of China,*

Diverse and Expanding Customer Base

yuchengg 宇信易诚

Initially focused on Tier I and Tier II Banks
… penetrating into small to medium-sized firms

Customer Category	Partial Customer List	Key Highlights
Top Tier National Banks	中国工商银行; 中国银行 BANK OF CHINA; 中国建设银行 China Construction Bank; 中国农业银行 AGRICULTURAL BANK OF CHINA; 交通银行 BANK OF COMMUNICATIONS	• Top tier banks command more than 50% of total Chinese banking assets, having an annual IT spending budget of US$2B • Extensive working relationship with all five top tier banks at head office and branch levels • One of the four preferred IT service providers to China Construction Bank
Joint-Stock National Commercial Banks	招商银行; 华夏银行 HUA XIA BANK; 上海浦东发展银行; 中信银行 CHINA CITIC BANK; 中国民生银行 CHINA MINSHENG BANKING CORP., LTD.; 渤海银行 China Bohai Bank	• In total 12 joint-stock national commercial banks, with majority of them finished IPO • Have 10 out of 12 as our customers
City Commercial Banks and Credit Unions	浙商银行; 北京银行 BANK OF BEIJING; 上海银行 Bank of Shanghai; 南京银行 BANK OF NANJING; 云南省农村信用社 YUNNAN RURAL CREDIT COOPERATIVES; 河南省农村信用社 HeNan Credit Union	• 34,000 financial institutions • With the leading ones going IPO, this sector is becoming the new rising aggressive IT adaptor in Chinese banking industry • Well-established service & brand name platform and tailored solutions to address this niche market

Experienced and Accomplished Executives and Board

Name	Title	Industry/Yucheng Experience	Background
Weidong Hong	CEO	17+ years/ 8 years	◆Co-founder of Sihitech/VP of Secom China,Ltd. ◆General Manager, GIT ◆B.E. & EMBA degree-Tsinghua University
Shuo Zeng	COO	16+ years/ 7 years	◆Co-founder of e-Channels ◆GM of Info Product Dept., Finance Project & SI Dept. - Nantian Group
Peter Li	CFO	15 years/ 3 years	◆CFO of Sihitech ◆Controller - Lenovo Group ◆Financial Controller - Delano Technologies ◆C.G.A of Canada
David Wang	Senior VP	15 years/ 1 year	◆Managing consultant - JP Morgan ◆VP of risk mgmt - IBM Global Services ◆PHD - Yale University

46 senior and middle management holding approximately 32% of total outstanding shares

Align interests with shareholders & commitment to Yucheng's future growth

Experienced and Accomplished Executives and Board

Yucheng 宇信易诚

Name	Title	Industry/Yucheng Experience	Background
Chih Cheung	Chairman	10+ years / 1 year	◆Managing General Partner- Staples Asia ◆Senior Advisor/Investment Banker - Chinatrust Commercial Bank/Goldman Sachs ◆AM, MBA and JD - Harvard University
Liao Li	Board Director	16+ years/ 1 year	◆Associate Dean of School of Economics & Management- Tsinghua University ◆Assistant to Chairman - Esquel Group ◆PHD - Tsinghua University
Chi Wei Joong	Board Director	20+ years / 1 year	◆GM & President, Credit Card division - China Merchants Bank ◆Executive VP, retail banking division - Chinatrust Commercial Bank ◆Degree from Keynes University & NYU
Lawrence Yeung	Board Director	22+ years / 1 year	◆IT innovator and director to Information Systems and Technologies - United Nations ◆Electronic Engineering, University of Sydney & University of South Wales

Track Record of Strong Revenue Growth …

IT solutions revenue growing at 45-50% CAGR from 2005 to 2007, driving overall growth and contributing significantly to margin expansion

Revenue Analysis - by Reported Segment ($ mm)


IT Solution
SI Service
25.0
40.0
50 - 52
2005
2006(Pro Forma)
2007E

Net Profit Analysis ($ mm)


3.1
6.1
9.3
2005
2006(Pro Forma)
2007E

05' – 07' CAGR: 73.2%

Gross Margin Analysis

	2005	2006 (Pro Forma)	2007E
Gross Margin	30%	28%	34-36%

Strong Historical Financial Performance Is Driven By Its Continuous Margin Expansion

Yucheng 宇信易诚

Value chain migration a key component of Yucheng's DNA

4-year IT Solution Revenue Growth

	2004	2005	2006	2007
IT Solution Revenue ($ mm)	6.7	10.2	15.1	X



Yucheng 04-07 CAGR: 45-50%
*Industry Average: 21.7%

4-year Net Profit Margin Improvement



9.9%
13%
15.3%
18.0%
2004
2005
2006
2007E

** Source: 2006 IDC Report – PRC Banking Industry IT Solution Market Research*

Significant Growth Opportunities

yuchengtech
宇信易诚

Value Chain Migration:

Leveraging domain expertise in Chinese banking sector and extensive customer relationships to move up the value chain to IT consulting, software services and outsourced solutions…

Outsourced Services

- POS Merchant Acquiring
- Operation Outsourced Services
- Business Process Outsourcing

Software Solutions & IT Consulting

- IT and Business Consulting
- Front-end Channel Solutions
- Business Processing Solutions
- Back-end Mgmt & Analytical Solutions

System Integration

- Third-party Hardware and Software Systems

Value Chain Migration

Revenue Model: **Project based** | **Recurring / Transaction based**

Significant Growth Opportunities

Yucheng 宇信易诚

Customer Base Expansion

- Yucheng will expand vertically into smaller banks and horizontally into other segments of the financial services industry…

Deeper penetration of banking industry

Banking System
- Nationwide banks
- Cross-regional commercial banks
- Regional commercial banks
- Rural credit cooperatives

+

Lateral expansion across financial services

- Insurance Companies
- Assets Management Companies
- Securities Companies
- Investment Banks
- Emerging Players (online payment, mobile payment, etc.)

=

Leading Fintech company in China

Significant Growth Opportunities

Transaction Processing in China

Bank card & POS market has huge potential

- In 2005, only 17% payments were through bank cards, of which credit cards accounted for 7.35%
- Credit card payment is getting more popular with the rise of a new middle class households
- In 2006, the annual POS transaction volume increased by 97%, the growth trend is expected to continue

Promising growth for electronic payments

- Underserved market – personal checks have very limited acceptance
- Growth in electronic payments expected to outpace growth in consumer spending as non-cash payment methods gain popularity
- Online payment will be a key segment of electronic payment market

Card Revenue for Chinese Banking Sector



Unit: RMB Mn
6,130
14,802
9,766
19,491
14,414
24,338
20,278
30,042
Credit Card
Debit Card
2005
2006
2007E
2008E

Electronic Payment Projections in China



Unit: RMB Bn
CAGR: 70.7%
33
61
110
180
280
2006
2007E
2008E
2009E
2010E

Source: *Broker's report, IResearch*

Significant Growth Opportunities

Outsourced services will become a key contributor to future profits

Outsourced Services (Recurring Revenue Model)

Payment Processing Outsourced Services

Target Customer:

big bankcard issuing banks

Service Area:

POS merchant acquiring outsourced services/3rd party payment processor

Revenue Stream:

transaction volume based

Operation Outsourced Services

Target Market:

small banks without sufficient resources

Service Area:

online banking/call center/data center/disaster recovery center

Revenue Stream:

transaction volume or registered user based

Business Process Outsourcing (BPO)

Target Market:

small banks without sufficient resources

Service Area:

checks, statement processing

Revenue Stream:

processing volume based

Investment Highlights

Yucheng 宇信易诚

- Fast Growing Chinese "Fintech" Market
- Leadership Market Position
- Diverse and Expanding Customer Base
- Experienced and Accomplished Executives and Board
- Strong Financial Performance
- Significant Growth Opportunities

Thank You!

Investor Relations Contacts:

Peter Li; Yvonne Young

investors@yuchengtech.com

Tel: +8610-6442-0533